UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-32934

Central GoldTrust

(Exact name of registrant as specified in its charter)

55 Broad Leaf Crescent

Ancaster, ON L9G 3P2

Canada

(905) 304-4653

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Central GoldTrust

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Central GoldTrust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2016	By:	/s/ John Wilson
		Name:	John Wilson
		Title:	Trustee